UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enfinity Chooses LDK Solar for Largest Rooftop Solar Energy Installation Project with the Balta Group in Benelux
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have announced a supply contract with Enfinity for the largest rooftop solar energy installation project in Benelux (an economic union comprising Belgium, the Netherlands and Luxembourg).
     We will provide approximately 18,000 solar modules to be installed on the Balta Group’s factory rooftop in Sint-Baafs-Vijve, Belgium. The project will be the largest solar installation project in Benelux, with a capacity of 4.2 megawatt peak (MWp) and total panel surface of over 30,000 square meters. The solar panels will deliver an average power output of 3.6 million kilowatt (kW) hours per year, which is equivalent to the power consumption of approximately 1,200 families.
     Our press release issued on October 21, 2009 is attached hereto as Exhibit 99.2.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: October 22, 2009

EXHIBIT 99.2: PRESS RELEASE
Enfinity Chooses LDK Solar for Largest Rooftop Solar Energy Installation Project with the Balta Group in Benelux
XINYU CITY, China and SUNNYVALE, Calif., October 21, 2009 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced a supply contract with Enfinity for the largest rooftop solar energy installation project in Benelux (an economic union comprising Belgium, the Netherlands and Luxembourg).
LDK Solar will provide approximately 18,000 solar modules to be installed on the Balta Group’s factory rooftop in Sint-Baafs-Vijve, Belgium. The project will be the largest solar installation project in Benelux, with a capacity of 4.2 MWp (megawatt peak) and total panel surface of over 30,000 square meters. The solar panels will deliver an average power output of 3.6 million kW (kilowatt) hours per year, which is equivalent to the power consumption of approximately 1,200 families.
The Balta Group, a manufacturer of broadloom carpets, rugs and laminate flooring, will be utilizing a portion of the solar energy to power its own business activities, with any surplus flowing back to the public grid. For a 20-year duration of the project, Balta Group will enjoy reduced and more stable power bills, in addition to avoiding producing approximately 34.6 million kilograms in carbon dioxide emissions.
Enfinity, an international player in renewable energy, negotiated a 20-year lease for Balta Group’s rooftop space and has already begun installation of this project. Enfinity is utilizing revenue from the energy produced and the Green Energy Certificates from the Flemish Government to fund its participation in this project.
“Balta’s decision to manufacture green energy supports a broader view of sustainability in which the improvement in its energy efficiency and the reduction of CO2 emission play an important role. As a market leader, we take responsibility to reduce our ecological footprint and contribute to achieving European goals in the area of renewable energy,” commented Jules Noten, CEO of the Balta Group. “We are excited to be working with Enfinity, who brings proven expertise and a track record of speedy execution to this project, as well as LDK Solar, who will provide best-in-class solar modules. Balta has more than 61 hectares of rooftop space in Belgium alone, so there is plenty of potential for additional projects in the future.”
“We are very pleased to partner with Balta and Enfinity for this ambitious project,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “As we work diligently to expand our presence in Europe, we are very excited to provide the solar modules for the largest solar rooftop project in Benelux. This four megawatt module shipment also represents a significant milestone for LDK Solar — our first module volume shipment to Europe.”
About Balta Group
The Balta Group is a world leader in interior decoration. The company designs market-oriented, creative collections, including rugs, broadloom carpets and laminate flooring. Balta is a group of complementary businesses that together offer a complete set of décor solutions.
The group includes: Balta Broadloom (Sint-Baafs-Vijve), I.T.C. (Tielt), Balta Rugs (Avelgem, Sint-Baafs-Vijve & Waregem), Balterio (Sint-Baafs-Vijve & Vielsalm), Balta US (Dalton, USA), Balta Floorcovering and Balta Orient (Uşak, Turkije).
In 2008, the Balta Group realised consolidated revenue of €667 million with a workforce today of 3,350 people.
For more information: www.baltagroup.com. Balta Groep — Wakkensteenweg 2 — B-8710 Sint-Baafs-Vijve — Belgium.
About Enfinity
Enfinity, located in Waregem, is a fast-growing and ambitious business, internationally active in renewable energy. As a project specialist, Enfinity looks after the development and financing of in-house solar and wind energy power stations for electricity generation and is currently present in 19 countries in Europe, Asia and North America.
Besides its own project development, Enfinity sells integrated solar installations to companies and individuals. For individuals, this happens through an extensive dealer network which is geographically spread across Flanders and Wallonia.
In 2008 Enfinity had a turn-over of €83 million and today Enfinity provides work to more than 150 employees. At the beginning of 2009 Enfinity strengthened its international position with an investment of €50 million by Waterland investment company.
Belgian site: www.enfinity.be — International site: www.enfinity.biz

About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
LDK Solar
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801
Balta Group
Geert Vanden Bossche
Marketing Director
marketing@baltagroup.com
Tel. 056/62 23 16 — fax 056/62 23 77
www.baltagroup.com
Enfinity
Jurgen Van Damme
Press & Communication
jvandamme@enfinity.be
Tel. 056/28 88 88 or 0473/22 03 01
www.enfinity.be

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